SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549

 			SCHEDULE 13D

	     	Under the Securities and Exchange Act of 1934
 			(Amendment No. 4)

		The Todd-AO Corporation
		     (Name of Issuer)

 		    Class A Common Stock
		 (Title of Class of Securities)

			888896-10-7*
		         (CUSIP Number)

		John M. Sherwood
		172 Golden Gate Avenue
		San Francisco, CA 94102
		(415) 928-3200
	 (Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

 			August 31, 1996**
		(Date of Event which Requires
		Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*Original 13D filed with CUSIP No. 559261-10-2
**See Introductory Note preceding Item 1.

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Marshall Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds
		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		1,138,369 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		1,138,369 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		1,138,369 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [x]

13.  Percent of Class Represented By Amount in Row (11)

		17.23%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Robert A. Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		1,065,914 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		1,065,914 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		1,065,914 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		16.14%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Christina E. Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		     60,746 Class A Shares

8.   Shared Voting Power

		       1,500 Class A Shares

9.   Sole Dispositive Power

		   60,746 Class A Shares

10.  Shared Dispositive Power

		     1,500 Class A Shares

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		   62,246 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		 .95%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Michael S. Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		     72,834 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		   72,834 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		   72,834 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		1.11%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Acela Cortese

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds
		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		19,023 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		19,023 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		19,023 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [ ]

13.  Percent of Class Represented By Amount in Row (11)

		0.29%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Christina Dierker

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds
		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		7,937 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		7,937 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		7,937 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [ ]

13.  Percent of Class Represented By Amount in Row (11)

		0.12%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Christie M. Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		     78,614 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		   78,614 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		   78,614 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		1.20%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Leslie C. Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		     78,614 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		   78,614 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		   78,614 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		1.20%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Robert J. Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		     78,614 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		   78,614 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		  78,614 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		1 .20%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		John M. Sherwood, as Trustee

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		    304,763 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		   304,763 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		  304,763 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		4.65%

14.  Type of Reporting Person

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Marshall Naify,
		Robert A. Naify, co-Trustees
		FBO Georgette Rosekrans

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds
		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power
		    N/A

8.   Shared Voting Power

		     30,166 Class A Shares

9.   Sole Dispositive Power
		   N/A

10.  Shared Dispositive Power

		   30,166 Class A Shares

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		   30,166 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		0.46%

14.  Type of Reporting Person

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		James C. Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		7,515 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		7,515 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		7,515 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		 .11%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Josephine Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		49,717 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		49,717 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		49,717 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		 0.76%

14.  Type of Reporting Person

		IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		Richard R. Naify

2.   Check the Appropriate Box if a Member of a Group	 (a) [  ]

							 (b) [x ]
3.   SEC Use Only

4.   Source of Funds

		PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)				     [   ]

6.   Citizenship or Place of Organization

		United States

7.   Sole Voting Power

		58,646 Class A Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		58,646 Class A Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		58,646 Class A Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares						   [  ]

13.  Percent of Class Represented By Amount in Row (11)

		 0.89%

14.  Type of Reporting Person

		IN

			INTRODUCTORY NOTE

	THIS AMENDMENT NO. 4 IS BEING FILED SOLELY TO UPDATE THE OWNERSHIP BY THE NAIFY INTERESTS OF CLASS A STOCK OF THE TODD-AO CORPORATION AS AT AUGUST 31, 1996. INFORMATION IN THIS AMENDMENT IS BEING RESTATED IN FULL AS REQUIRED BY REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO ELECTRONIC FILINGS. EXCEPT FOR A CHARITABLE DONATION OF 435 SHARES, THIS AMENDMENT REPORTS NO TRANSACTIONS IN TODD-AO CLASS A STOCK.

ITEM 1.   Security and Issuer.

	This statement relates to the Class A Common Stock, par value $0.01 per share, of The Todd-AO Corporation ("Todd-AO"). Todd-AO's principal executive offices are located at 172 Golden
Gate Avenue, San Francisco, CA 94102. Certain of the reporting persons also own shares of Todd-AO Class B Common Stock as described in Item 5(a).

ITEM 2.   Identity and Background.

	This statement is filed on behalf of the reporting persons named below (the "Naify Interests"). Each signatory who is a natural person is a citizen of the United States and none of the reporting persons have, during the past five years, been convicted in a criminal proceeding of any sort (excluding traffic violations or similar misdemeanors) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

	While the reporting persons may be deemed to "have acted together for the purpose of acquiring ...equity securities of the issuer" and, accordingly, may be deemed pursuant to Rule 13d-5(b)(1) to "have acquired beneficial ownership for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such acquisition, of all equity securities of that issuer beneficially owned by any such persons," each of the reporting persons disclaims membership in any such "group" except as specifically otherwise stated herein.


Name			Principal Occupation		Address
Marshall Naify		Investor, Co-Chairman of		172 Golden Gate Avenue
			the Board of Directors		San Francisco, CA 94102
			of Todd-AO




Page 17

Robert A. Naify		Investor, Co-Chairman of		172 Golden Gate Avenue
			the Board of Directors		San Francisco, CA 94102
			of Todd-AO, Director of
			Tele-Communications, Inc.

Christina E. Naify	Actress				172 Golden Gate Avenue
							San Francisco, CA 94102

Michael S. Naify		Investor, Director of		172 Golden Gate Avenue
			Todd-AO			San Francisco, CA 94102

Acela Cortese		Investor				172 Golden Gate Avenue
							San Francisco, CA 94102

Christina Dierker		Investor				172 Golden Gate Avenue
							San Francisco, CA 94102

Christie M. Naify		Investor				172 Golden Gate Avenue
							San Francisco, CA 94102

Leslie C. Naify		Investor				172 Golden Gate Avenue
							San Francisco, CA 94102

Robert J. Naify		Investor				172 Golden Gate Avenue
							San Francisco, CA 94102

John M. Sherwood	Attorney at Law			172 Golden Gate Avenue
							San Francisco, CA 94102

James C. Naify		Senior Vice President		604 N. Linden Drive
			Searchlight Films			Beverly Hills, CA 90210

Josephine Naify		Investor				604 N. Linden Drive
							Beverly Hills, CA 90210

Richard R. Naify		Investor				604 N. Linden Drive
							Beverly Hills, CA 90210

ITEM 3.  Source and Amount of Funds or Other Consideration.

	The source of the consideration used to acquire the Class A Stock owned by the reporting persons was personal funds.

ITEM 4.  Purpose of Transaction.

	  The principal purposes underlying the acquisition of the Class A stock owned by the reporting persons were: (i) investment; and
(ii) maintenance of control of Todd-AO. The reporting persons intend to review continuously their position in Todd-AO and may, depending upon their evaluation of Todd-AO's business and prospects, future developments, the market price and availability of Class A shares and other factors, determine to increase, decrease or eliminate their respective positions in Todd-AO Class A Stock.

	    The reporting persons are not presently considering any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Todd-AO or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Todd-AO or any of its subsidiaries; (c) any change in Todd-AO's present Board of Directors or management; (d) any material change in the present capitalization or dividend policy of Todd-AO; (e) any material change in Todd-AO's business, corporate structure, charter or by-laws; (f) any change which would impede the acquisition of control of Todd-AO by any person; (g) the cessation of NASDAQ trading for Todd-AO's Class A stock or termination of registration pursuant to Section 12(g)(4) of the Act; or (h) any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

(a) Beneficial Ownership of Reporting Persons as of 08/31/96:

				Number 		Percentage
Name				Of Shares	of Class
Marshall Naify (1)(4)		1,138,369	17.23%

Robert A. Naify(2)(4)		1,065,914	16.14%

Christina E. Naify		    62,246	    .95%

Michael S. Naify 			    72,834	  1.11%

Acela Cortese			    19,023	  0.29%

Christina Dierker			     7,937	 	  0.12%

Christie M. Naify			    78,614	  1.20%

Leslie C. Naify			    78,614	  1.20%

Robert J. Naify			    78,614	  1.20%

John M. Sherwood,		  304,763	  4.65%
as Trustee (3)



Page 19

Marshall Naify,			   30,166		  0.46%
Robert A. Naify, co-Trustees
FBO Georgette Rosekrans

James C. Naify (4)		     7,515		  0.11%

Josephine Naify (4)		  49,717		  0.76%

Richard R. Naify (4)		  58,646		  0.89%

Totals			           3,052,972		45.87%



Notes:

(1) Includes: (a) 98,067 shares held as Trustee for Michael S. Naify as to which Marshall Naify disclaims any beneficial or pecuniary interest;
(b) 30,166 shares held by a trust as to which Marshall Naify is both a co-trustee and the beneficiary; (c) employee stock options for 50,050 shares exercisable within 60 days; and (d) 435 shares donated to charity subsequent to August 31, 1996.

(2) Includes employee stock options for 50,050 shares exercisable within 60 days.

(3) Mr. Sherwood's ownership as Trustee consists of the following:

				Number of
Name of Beneficiary		Class A Shares
Andrade, Drew (1986 Trust)	   6,507
Andrade, Drew (1988 Trust)	 11,085
Andrade, Sean (1988 Trust)	 11,085
Naify, Leslie (1981 Trust)		 21,439

Dierker, Adam (1988 Trust)	 11,085
Dierker, Christian (1992 Trust)	   5,500
Dierker, Hannah (1989 Trust)	 11,085

Naify, Christie  M. (1981 Trust)	 21,439

Naify, Christina E. (1981 Trust)	 40,062

Naify, Jason (1988 Trust)		11,085


Naify, Marsha J. (1990 Trust)	25,968

Page 20

Naify, Michael S. (1981 Trust)	40,062
Naify, Hannah (1995 Trust)	  1,780
Naify, Michael C. (1993 Trust)	  1,780

Naify, Robert J. (1981 Trust)	21,439

Naify, Tina (1985 Trust)		  7,937
Naify, Tina (1988 Trust)		11,085

Naify, Todd Anthony (1990 Trust)	11,085

Stadnik, Matthew (1988 Trust)	11,085

Vasquez-Vegas, Francesca	11,085
(1991 Trust)

Vasquez-Vegas, Patrick 		11,085
(1989 Trust)

(4) Excludes Class B Shares owned as follows:

			Number of
Name			Class B Shares
Marshall Naify		678,838

Robert A. Naify		906,290

James C. Naify		    2,675

Josephine Naify		  44,492

Richard R. Naify		  71,341

(b) Voting and Dispositive Power


				Power to Vote			Power to Dispose
Name				Sole		Shared		Sole		Shared
Marshall Naify			1,138,369			1,138,369

Robert A. Naify			1,065,914			1,065,914

Page 21

Christina E. Naify		    60,746	  1,500		    60,746	  1,500

Michael S. Naify 			    72,834			    72,834

Acela Cortese			    19,023			    19,023

Christina Dierker			      7,937			      7,937

Christie M. Naify			    78,614			    78,614

Leslie C. Naify			    78,614			    78,614

Robert J. Naify			    78,614			    78,614

John M. Sherwood,		  304,763	  		  304,763
as Trustee

Marshall Naify,			    		30,166				30,166
Robert A. Naify,
co-Trustees FBO Georgette Rosekrans

James C. Naify			      7,515			      7,515

Josephine Naify			    49,717			    49,717

Richard R. Naify			    58,646			    58,646

(c) Transactions in Class A Stock.

	During the past 60 days, none of the persons named in paragraph (a) has effected any transactions in Todd-AO's Class A Stock, except that Marshall Naify donated 435 shares to charity subsequent to August 31, 1996.

(d) Rights of Other Persons.

	Except as set forth in paragraph (a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A stock described herein.

ITEM 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

	There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Todd-AO, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Materials to be Filed as Exhibits.

	    (a) A joint filing agreement as required by Rule 13d-1(f) for those individuals who were not signatories to the original Schedule 13D is set forth below.

	    (b) A Power of Attorney for those individuals who were not signatories to the original Schedule 13D is set forth below.

		Joint Filing Agreement and Power of Attorney

	Pursuant to Securities Exchange Act Rule 13d-1(f), the undersigned do hereby agree that the foregoing Amendment to Schedule 13D is filed on behalf of each of us. Furthermore, we do hereby constitute and appoint Robert A. Naify, Marshall Naify and John M. Sherwood, any of them, acting alone, as our true and lawful attorneys and agents, each with power of substitution, to do any and all acts and things in our name and behalf as shareholders of The Todd-AO Corporation, which said attorneys and agents may deem necessary or advisable to comply with the Securities Exchange Act and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this Amendment, including specifically but without limitation, power and authority to sign for one or any of us in our names in our capacity as shareholders, any and all amendments hereto, and we do hereby ratify and confirm all that said attorneys and agents, or their substitute(s), or any of them, shall do or cause to be done by virtue hereof.


(Acela Cortese)					Date: November 8, 1996


(Christina Dierker)				Date: October 25, 1996

/s/ Christina E. Naify
(Christina E. Naify) 				Date: September 20, 1996

/s/ Michael S. Naify
(Michael S. Naify) 				Date:September 20, 1996

				SIGNATURES

	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


**/s/ Marshall Naify				Date:  November 12, 1996
(Marshall Naify)

*/s/ Robert A. Naify				Date: November 12, 1996
(Robert A. Naify)

**/s/Christina E. Naify				Date: November 12, 1996
(Christina E. Naify)

**/s/ Michael S. Naify				Date: November 12, 1996
(Michael S. Naify)

**/s/Acela Cortese				Date: November 12, 1996
(Acela Cortese)

**/s/Christina Dierker				Date: November 12, 1996
(Christina Dierker)

**/s/Christie M. Naify				Date: November 12, 1996
(Christie M. Naify)

**/s/Leslie C. Naify				Date: November 12, 1996
(Leslie C. Naify)

**/s/Robert J. Naify				Date: November 12, 1996
(Robert J. Naify)

/s/ John M. Sherwood				Date: September 6, 1996
(John M. Sherwood)
as Trustee

**/s/ Marshall Naify				Date: November 12, 1996
*/s/ Robert A. Naify
(Marshall Naify)
(Robert A. Naify)
as co-Trustees FBO Georgette Rosekrans

**/s/ James C. Naify				Date: November 12, 1996
(James C. Naify)

**/s/Josephine Naify				Date: November 12, 1996
(Josephine Naify)

**/s/Richard R. Naify				Date: November 12, 1996
(Richard R. Naify)

*By/s/ R. A. Naify
    (Robert A. Naify) 				Date: November 12, 1996
       As Principal

**By/s/ R. A. Naify
     (Robert A. Naify) 				Date: November 12, 1996
     As Attorney in Fact